

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2023

Douglas Onsi
Chief Executive Officer
LEAP THERAPEUTICS, INC.
47 Thorndike Street, Suite B1-1
Cambridge, MA 02141

>   **Re: LEAP THERAPEUTICS, INC.**
>   **Registration Statement on Form S-3**
>   **Filed April 21, 2023**
>   **File No. 333-271399**

Dear Douglas Onsi :

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lauren Hamill at 303-844-1008 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Julio Vega